UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

communiqué de presse

press release

Paris, July 30, 2015

Filing of Orange’s 20-F report with the U.S. Securities and Exchange Commission

As required by Section 203.01 of the New York Stock Exchange Listed Company Manual, Orange confirms that, on April 14, 2015, it filed its annual report on Form 20-F for the year 2014 with the Securities and Exchange Commission.

Orange's 20-F report is available on its website at:

http://www.orange.com/en/investors/regulated-information

Holders of Orange’s securities can receive a hard copy of the complete audited financial statements free of charge upon request.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 154,000 employees worldwide at 30 June 2015, including 97,000 employees in France. Present in 29 countries, the Group has a total customer base of 248 million customers worldwide at 30 June 2015, including 190 million mobile customers and 16 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customers’ needs at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

ORANGE

Date: July 30, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations